787 Seventh Avenue
New York, NY 10009
Tel: 212-728-8000
Fax: 212-728-9000

May 13, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,041

Dear Ms. Cole:

This letter responds to your comments with respect to iShares MSCI Asia ex Japan Minimum Volatility ETF (formerly known as iShares MSCI All Country Asia ex Japan Minimum Volatility ETF) (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on March 25, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: When referring to “lower volatility,” please clarify what the volatility is lower than.

Response: The Trust respectfully notes that when the phrase “lower volatility” is used in the Fund’s investment objective and in the description of the Fund’s principal investment strategies, the existing disclosure states that the volatility characteristics of the securities included in the Underlying Index, in the aggregate, are lower than the volatility characteristics of the securities included in the broader Asian equity markets (excluding Japan).

Comment No. 2: Minimum volatility implies not much volatility, which is not the same as lower volatility, which we assume means less volatility than broader markets. Please explain why the use of “minimum” is appropriate here and clarify how the securities chosen indicate minimum volatility.

Response: The Trust respectfully submits the phrase “minimum volatility” is appropriately included in the Fund’s name. As discussed in the Fund’s SAI, the Index Provider constructs the Underlying Index with the aim of reflecting the performance of equity securities that have the lowest absolute volatility consistent with the investment constraints imposed by the MSCI AC Asia ex Japan Index, the parent index from which securities for the Underlying Index are selected. As a result, the Trust believes that the phrase “minimum volatility” aptly describes the lowest absolute volatility sought by the Underlying Index. The Trust further submits that the SAI, in the section entitled “Construction and Maintenance of the Underlying Index,” appropriately describes the methodology used to select the securities comprising the Underlying Index. Additionally, the Trust notes that the name of the Underlying Index includes the phrase “Minimum Volatility” and that the Fund, as an index fund, properly includes the name of the Underlying Index in the name of the Fund.

Comment No. 3: The Fund’s name includes “All Country Asia.” Please confirm if the index includes all of the countries in Asia. If it does not include all of the countries in Asia, consider whether the name accurately reflects what the index does.

Response: The Trust has elected to remove the phrase “All Country” from the Fund’s name.

Comment No. 4: Please identify the types of swaps that the Fund will use.

Response: The Fund currently does not intend to use swaps as part of its investment program but may do so in the future. If the use of swaps becomes a principal strategy of the Fund, appropriate disclosure will be added to the registration statement.

Comment No. 5: Please confirm that the Order that the Fund is relying on covers an ETF using a wholly-owned subsidiary to invest. Please confirm that there are no issues with transparency, given that the Order does not apply to non-transparent ETFs. Please confirm if there are other iShares funds that use a wholly-owned subsidiary to invest.

Response: The Trust has elected not to use a wholly-owned subsidiary to pursue its investment strategy.

Comment No. 6: When reference is made to lower volatility, is this referring to historical performance?

Response: No, the Underlying Index is intended to be comprised of a portfolio of equities that, in the aggregate, prospectively will have lower volatility characteristics relative to the broader Asian equity markets. The Index Provider begins with the parent index, the MSCI AC Asia ex Japan Index, and applies a security co-variance matrix estimated from Barra’s multi-factor risk model to determine weights for securities in the Underlying Index in seeking to minimize the total risk of the MSCI AC Asia ex Japan Index. While historical performance is used to determine the weights for securities in the Underlying Index, the phrase “lower volatility” is intended to be prospective. The Underlying Index has, however, historically demonstrated lower beta and lower volatility characteristics relative to its parent index.

Comment No. 7: The prospectus states that the Underlying Index seeks to “minimize total risk.” Please explain how it does this.

Response: The Index Provider seeks to minimize total risk by applying a rules-based methodology to determine weights for securities in the Underlying Index. The methodology used by the Index Provider applies a security co-variance matrix estimated from Barra’s multi-factor risk model, which uses historical data regarding the volatility of securities included in the parent index and applies a number of filters and constraints to determine weights for securities in the Underlying Index that seek to minimize total risk.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer
Aaron Wasserman
Michael Gung
Joel Whipple

787 Seventh Avenue
New York, NY 10009
Tel: 212-728-8000
Fax: 212-728-9000

May 13, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,042

Dear Ms. Cole:

This letter responds to your comments with respect to iShares MSCI Europe Minimum Volatility ETF (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on March 25, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: When referring to “lower volatility,” please clarify what the volatility is lower than.

Response: The Trust respectfully notes that when the phrase “lower volatility” is used in the Fund’s investment objective and in the description of the Fund’s principal investment strategies, the existing disclosure states that the volatility characteristics of the securities included in the Underlying Index, in the aggregate, are lower than the volatility characteristics of the securities included in the broader European developed equity markets.

Comment No. 2: Minimum volatility implies not much volatility, which is not the same as lower volatility, which we assume means less volatility than broader markets. Please explain why the use of “minimum” is appropriate here and clarify how the securities chosen indicate minimum volatility.

Response: The Trust respectfully submits the phrase “minimum volatility” is appropriately included in the Fund’s name. As discussed in the Fund’s SAI, the Index Provider constructs the Underlying Index with the aim of reflecting the performance of equity securities that have the lowest absolute volatility consistent with the investment constraints imposed by the MSCI Europe Index, the parent index from which securities for the Underlying Index are selected. As a result, the Trust believes that the phrase “minimum volatility” aptly describes the lowest absolute volatility sought by the Underlying Index. The Trust further submits that the SAI, in the section entitled “Construction and Maintenance of the Underlying Index,” appropriately describes the methodology used to select the securities comprising the Underlying Index. Additionally, the Trust notes that the name of the Underlying Index includes the phrase “Minimum Volatility” and that the Fund, as an index fund, properly includes the name of the Underlying Index in the name of the Fund.

Comment No. 3: Please identify the types of swaps that the Fund will use.

Response: The Fund currently does not intend to use swaps as part of its investment program but may do so in the future. If the use of swaps becomes a principal strategy of the Fund, appropriate disclosure will be added to the registration statement.

Comment No. 4: When reference is made to lower volatility, is this referring to historical performance?

Response: No, the Underlying Index is intended to be comprised of a portfolio of equities that, in the aggregate, prospectively will have lower volatility characteristics relative to the broader European developed equity markets. The Index Provider begins with the parent index, the MSCI Europe Index, and applies a security co-variance matrix estimated from Barra’s multi-factor risk model to determine weights for securities in the Underlying Index in seeking to minimize the total risk of the MSCI Europe Index. While historical performance is used to determine the weights for securities in the Underlying Index, the phrase “lower volatility” is intended to be prospective. The Underlying Index has, however, historically demonstrated lower beta and lower volatility characteristics relative to its parent index.

Comment No. 5: The prospectus states that the Underlying Index seeks to “minimize total risk.” Please explain how it does this.

Response: The Index Provider seeks to minimize total risk by applying a rules-based methodology to determine weights for securities in the Underlying Index. The methodology used by the Index Provider applies a security co-variance matrix estimated from Barra’s multi-factor risk model, which uses historical data regarding the volatility of securities included in the parent index and applies a number of filters and constraints to determine weights for securities in the Underlying Index that seek to minimize total risk of the parent index.

Comment No. 6: Consider whether small capitalization securities risk is needed for this Fund.

Response: The Trust confirms that the Fund does not principally invest in small-capitalization securities. Therefore, the Trust has not disclosed small-capitalization securities risk as a principal risk of the Fund.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer
Aaron Wasserman
Michael Gung
Joel Whipple

787 Seventh Avenue
New York, NY 10009
Tel: 212-728-8000
Fax: 212-728-9000

May 13, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,043

Dear Ms. Cole:

This letter responds to your comments with respect to iShares MSCI Japan Minimum Volatility ETF (the “Fund”), a series of the Trust, to register shares under the Securities Act of 1933 and Investment Company Act of 1940.

The comments were provided in a telephone conversation on March 25, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: When referring to “lower volatility,” please clarify what the volatility is lower than.

Response: The Trust respectfully notes that when the phrase “lower volatility” is used in the Fund’s investment objective and in the description of the Fund’s principal investment strategies, the existing disclosure states that the volatility characteristics of the securities included in the Underlying Index, in the aggregate, are lower than the volatility characteristics of the securities included in the broader Japanese equity markets.

Comment No. 2: Minimum volatility implies not much volatility, which is not the same as lower volatility, which we assume means less volatility than broader markets. Please explain why the use of “minimum” is appropriate here and clarify how the securities chosen indicate minimum volatility.

Response: The Trust respectfully submits the phrase “minimum volatility” is appropriately included in the Fund’s name. As discussed in the Fund’s SAI, the Index Provider constructs the Underlying Index with the aim of reflecting the performance of equity securities that have the lowest absolute volatility consistent with the investment constraints imposed by the MSCI Japan Index, the parent index from which securities for the Underlying Index are selected. As a result, the Trust believes that the phrase “minimum volatility” aptly describes the lowest absolute volatility sought by the Underlying Index. The Trust further submits that the SAI, in the section entitled “Construction and Maintenance of the Underlying Index,” appropriately describes the methodology used to select the securities comprising the Underlying Index. Additionally, the Trust notes that the name of the Underlying Index includes the phrase “Minimum Volatility” and that the Fund, as an index fund, properly includes the name of the Underlying Index in the name of the Fund.

Comment No. 3: Please identify the types of swaps that the Fund will use.

Response: The Fund currently does not intend to use swaps as part of its investment program but may do so in the future. If the use of swaps becomes a principal strategy of the Fund, appropriate disclosure will be added to the registration statement.

Comment No. 4: When reference is made to lower volatility, is this referring to historical performance?

Response: No, the Underlying Index is intended to be comprised of a portfolio of equities that, in the aggregate, prospectively will have lower volatility characteristics relative to the broader Asian equity markets. The Index Provider begins with the parent index, the MSCI Japan Index, and applies a security co-variance matrix estimated from Barra’s multi-factor risk model to determine weights for securities in the Underlying Index in seeking to minimize the total risk of the MSCI Japan Index. While historical performance is used to determine the weights for securities in the Underlying Index, the phrase “lower volatility” is intended to be prospective. The Underlying Index has, however, historically demonstrated lower beta and lower volatility characteristics relative to its parent index.

Comment No. 5: The prospectus states that the Underlying Index seeks to “minimize total risk.” Please explain how it does this.

Response: The Index Provider seeks to minimize total risk by applying a rules-based methodology to determine weights for securities in the Underlying Index. The methodology used by the Index Provider applies a security co-variance matrix estimated from Barra’s multi-factor risk model, which uses historical data regarding volatility of securities included in the parent index and applies a number of filters and constraints to determine weights for securities in the Underlying Index that seek to minimize total risk of the parent index.

Comment No. 6: Consider whether small capitalization securities risk is needed for this Fund.

Response: The Trust confirms that the Fund does not principally invest in small-capitalization securities. Therefore, the Trust has not disclosed small-capitalization securities risk as a principal risk of the Fund.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer
Aaron Wasserman
Michael Gung
Joel Whipple